SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)*

                      Freeport-McMoRan Copper & Gold, Inc.
                                 (Name of Issuer)

     Gold-Denominated Preferred Stock, Series II, Par Value $0.10 per share
                          (Title of Class of Securities)

                                    35671D881
                                  (Cusip Number)

                                W. Robert Cotham
                           201 Main Street, Suite 2600
                             Fort Worth, Texas 76102
                                  (817) 390-8400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 2, 1999
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The Reporting Person owns none of the Depositary Shares.

1.   Name of Reporting Person:

     CFW-C, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) /   /

3.   SEC Use Only

4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     -0-

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 0.0%


14.  Type of Reporting Person: PN

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated October 25, 1996, as amended by Amendment No. 1 dated August 21, 1998, as amended by Amendment No. 2 dated June 9, 1999 (the "Schedule 13D"), relating to the depositary shares representing 0.05 shares each of Gold-Denominated Preferred Stock, Series II, par value $0.10 per share (the "Depositary Shares"), of Freeport-McMoRan Copper & Gold, Inc. Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

        Item 5 is hereby amended and restated in its entirety as follows:

        (a)

        Reporting Person

        CFW-C

        CFW-C is not the beneficial owner of any Depositary Shares.

        Controlling Persons

        TMT

        TMT is not the beneficial owner of any Depositary Shares.

        Taylor

        Taylor is not the beneficial owner of any Depositary shares.

        To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any Depositary Shares.

        (b)

        Reporting Person

        CFW-C

        CFW-C has no power to vote or to direct the vote or to dispose or to direct the disposition of any Depositary Shares.

        Controlling Persons

        TMT

        TMT has no power to vote or to direct the vote or to dispose or to direct the disposition of any Depositary Shares.

        Taylor

        Taylor has no power to vote or to direct the vote or to dispose or to direct the disposition of any Depositary Shares.

(c) Since the last filing, the Reporting Person has effected the following transactions in the Depositary Shares:

DATE         NO. OF SHARES     PRICE PER SHARE
                SOLD

07/02/99       340,000            $12.87
07/02/99       337,700             12.87

       Except as set forth in this paragraph (c), to the best of the knowledge of the Reporting Person, none of the persons named in response to paragraph (a) has effected any transactions in Depositary Shares since the last filing.

       (d) The Reporting Person affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Depositary Shares owned by such Reporting Person.

       (e) On July 2, 1999, the Reporting Person ceased to be the beneficial owner of 5% or more of the outstanding Depositary Units.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        DATED: July 7, 1999

                                     CFW-C, L.P.

                                     By:  Thomas M. Taylor & Co.,
                                           managing general partner



                                     By: /s/ A.A. Butler
                                         A.A. Butler, Vice President

                          EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

  99.1 Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii), previously filed.

  99.2 Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii), previously filed.